FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

May 16, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

AMEX / TSX: LCC

May 16, 2005	NR:05-12

LUMINA CLARIFIES NEWS RELEASE RELATING TO ITS RESTRUCTURING

The Company’s news release issued on May 16, 2005 made reference to a record date being May 18, 2005.  As the distribution of new share certificates will be undertaken by letters of transmittal reference to a record date is no longer necessary.

Letters of transmittal containing instructions with respect to the surrender of certificates representing shares of the Company were mailed to the Company’s shareholders on April 12, 2005 together with the Company’s Management Proxy Circular dated April 1, 2005.  The letters of transmittal are to be used by the shareholders, following the Effective Date, being May 18, 2005, to exchange their certificates for shares of Lumina Resources Corp., Northern Peru Copper Corp. and Global Copper Corp. as well as shares in the new name of the Company being Regaltio Copper Corp.  Upon surrender of a properly completed letter of transmittal together with certificates representing the Company’s shares to the Company’s transfer agent, Pacific Corporate Trust Company, certificates representing the shares of Lumina Resources Corp., Northern Peru Copper Corp., Global Copper Corp. and the Company, respectively, will be issued and delivered to each such former Company shareholder.

LUMINA COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Anthony Floyd”	dstrang@luminacopper.com
tel: + 604 687 0407
Anthony Floyd, President	fax: + 604 687 7401

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041